EXHIBIT 99.1

Inventiva Strengthens Leadership Team Ahead of Expected Phase 3 Data Readout of Lanifibranor

  Recruitment of Chief Financial Officer, Chief Legal Officer, and Chief People Officer reflects Inventiva’s organizational build-out as it advances toward potential commercialization.
  Axel-Sven Malkomes joins as Chief Financial Officer, bringing more than 30 years of investment banking and corporate leadership experience, including recently playing an instrumental role in CureVac’s acquisition by BioNTech.
  Susan Coles joins as Chief Legal Officer, bringing more than 25 years of experience guiding life science companies through growth and transformation.
  Pamela Herbster joins as Chief People Officer, bringing over 25 years of biopharmaceutical experience in developing human resource strategies and programs that elevate organizational performance and cultivate high-performing, people-centric cultures.

Daix (France), New York (United States), April 22, 2026 – Inventiva (Euronext Paris and NASDAQ: IVA) (“Inventiva” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), today announced three new members of its leadership team: Axel-Sven Malkomes as Chief Financial Officer, Susan Coles as Chief Legal Officer, and Pamela Herbster as Chief People Officer.

These recruitments strengthen Inventiva’s leadership team as the Company prepares for the top-line data readout from the NATiV3 Phase 3 trial evaluating lanifibranor, expected in the fourth quarter of 2026. The new team members bring robust financial management, strong legal and governance oversight, and organizational expertise in building high-performing teams, positioning Inventiva to navigate its next phase of growth with confidence and discipline.

“I am delighted to welcome Axel-Sven, Susan and Pamela to the leadership team.” said Andrew Obenshain, CEO of Inventiva. “The anticipated Phase 3 top-line readout for lanifibranor in Q4 2026 marks a defining moment for Inventiva. With this strengthened leadership team, bringing complementary expertise across strategy, finance, legal, and people, we believe we are well-positioned to guide Inventiva through its next phase with confidence, discipline, and speed, from pivotal data readouts to potential regulatory submissions and commercialization.”

Jean Volatier and Nathalie Harroy, who have respectively served as Chief Financial Officer and Head of Human Resources and have been with Inventiva since its inception, have played a key role in the Company’s development over the years and bring deep institutional knowledge. Jean Volatier will transition to the role of EVP Finance & Corporate Social Responsibility, where he will continue to support the Company on key strategic priorities. Nathalie Harroy will also remain with Inventiva, continuing to contribute her experience and expertise to the organization. The Company is pleased that both will remain part of Inventiva and continue to support its next phase of growth.

Malkomes has over 30 years of experience in investment banking, corporate leadership, and private equity across life sciences and healthcare. He was most recently Chief Financial Officer at publicly listed CureVac, an mRNA company focused on oncology and infectious diseases. Prior to CureVac he was Chief Financial Officer at Cardior, a non-coding RNA based cardiology biotech company, where he prepared the company for capital markets and co-led subsequent acquisition by Novo Nordisk. Earlier, he held the role of Chief Financial Officer and Chief Business Officer at Medigene, a publicly listed immuno-oncology company focused on cell therapy. Malkomes also spent time in re-shaping the overall business portfolio at Merck KGaA through mergers and acquisitions and business development partnerships as well as later becoming Chief Executive Officer of a Merck KGaA Group company. His investment banking and private equity experience comes from Lehman Brothers and Barclays as well as several years at 3i Group plc. as senior executive of Global Healthcare Buyouts.

Coles comes to Inventiva from Vivet Therapeutics, where she was head of Legal and Finance involved in all strategic and operational aspects of the business from the creation of the company through negotiations of an option to purchase deal with Pfizer. She previously was general counsel at Inventiva from 2012-2014 and again from 2019-2021, during its Nasdaq listing. Coles has also served as Supervisory Board member of TME Pharma, a Euronext Growth listed oncology company since 2021. Her experience across both public and private life science companies includes managing legal, compliance, intellectual property, corporate governance, board, and investor relations including activities around cross-border contracting, licensing, mergers and acquisitions, and business development.

Herbster comes to Inventiva from Sage Therapeutics, where she led both human resources and business operations. During her six years at Sage, she drove people-centric strategies and initiatives that fostered the company’s culture and commercial growth and supported the eventual acquisition of Sage by Supernus Pharmaceuticals. Prior to Sage, Herbster held a global role at EMD Serono/Merck KGaA, managing Regulatory Affairs, Business Development & Alliance Management, as well as serving as the US Site Head for Research and Development. Prior to EMD Serono, she spent several years at Biogen serving in business partner roles of increasing scope and responsibility and her formative years within Human Resources at Johnson & Johnson. Her experience spans various facets of the industry, including mergers and acquisitions, divestitures, and the successful launch of consumer products, medical devices, and pharmaceuticals.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH and other diseases with significant unmet medical need. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). http://www.inventivapharma.com

Contacts

Investor Relations David Nikodem: IR@inventivapharma.com Patricia L. Bank: patti.bank@icrhealthcare.com	Media Relations Pascaline Clerc: media@inventivapharma.com Alexis Feinberg: inventivapr@icrhealthcare.com

Avertissement

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this press release are forward-looking statements. These statements include, but are not limited to, Inventiva’s expectations with respect to its leadership team, Inventiva’s NATiV3 Phase 3 clinical trial with lanifibranor in patients with MASH, including expected timing of the top-line data readout, potential regulatory submissions, approvals and commercialization, and Inventiva's future activities, expectations, plans, growth and prospects. Some of these statements, forecasts, and estimates may be identified by the use of words such as, without limitation, “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “estimate,” “may,” “will,” “could,” “should,” “designed,” “hope,” “target,” “potential,” “opportunity,” “possible,” “aim,” and “continue” and other similar expressions. These statements are not historical facts, but rather statements of future expectations and other forward-looking statements based on management's beliefs. These statements reflect the opinions and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend on factors beyond Inventiva's control. There can be no guarantee, with respect to product candidates, that clinical trial results will be available on schedule, that future clinical trials will be initiated as planned, that product candidates will receive the necessary regulatory approvals, or that the milestones planned by Inventiva or its partners will be achieved on schedule, or even at all. Future results may differ materially from the anticipated future results, performance, or achievements expressed or implied by these statements, forecasts, and estimates due to a number of factors, including the fact that interim data or data from any interim analysis of ongoing clinical trials do not predict the future results of clinical trials, the fact that the DMC's recommendation does not prejudge any eventual marketing authorization, that Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction (SUSAR) on recruitment or the final impact on the results or timing of the NATiV3 trial or related regulatory issues, Inventiva is a clinical-stage company with no approved products and no historical revenue, Inventiva has incurred significant losses since its inception, Inventiva has never generated revenue from product sales, Inventiva will need additional capital to fund its operations, without which Inventiva may be required to significantly reduce its activities, delay or discontinue one or more of its research or development programs, expand its activities or capitalize on its business opportunities, and may not be able to continue as a going concern. Inventiva's ability to obtain financing and complete potential transactions on a timely basis, as well as whether, when, and to what extent dilutive instruments may be exercised and by which holders, Inventiva's future success depends on the successful clinical development, regulatory approvals, and subsequent commercialization of lanifibranor, preclinical studies or previous clinical trials are not necessarily predictive of future results, and the results of Inventiva's and its partners' clinical trials may not support Inventiva's and its partners' claims regarding product candidates, Inventiva's expectations regarding its clinical trials may prove to be incorrect, and regulatory authorities may require additional stops and/or modifications to Inventiva's clinical trials. Inventiva's expectations regarding the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva's ability to implement its commercialization, marketing, and manufacturing capabilities and strategy, Inventiva's ability to successfully cooperate with its existing partners or enter into new partnerships, and to fulfil its obligations under any agreements entered into in connection with such partnerships, the benefits of its current and future partnerships on the clinical development, regulatory approvals, and, if applicable, commercialization of its product candidates, as well as the achievement of milestones and timelines anticipated in connection with such partnerships, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of the applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, the recruitment and retention of patients in clinical trials is a costly and time-consuming process that could be made more difficult or impossible by multiple factors beyond the control of Inventiva and its partners, Inventiva's product candidates may cause adverse reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces significant competition, and Inventiva's activities, preclinical studies, and clinical development programs, as well as timelines, Inventiva's financial condition and results of operations could be materially and adversely affected by changes in laws and regulations, adverse conditions in its industry, geopolitical events and conflicts , epidemics, and macroeconomic conditions, including changes in international trade policies, global inflation, fluctuations in financial and credit markets, customs duties and other trade barriers, political unrest and natural disasters, uncertain financial markets, and disruptions in banking systems. In light of these risks and uncertainties, no representation is made as to the accuracy or completeness of these forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts, and estimates are only valid as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements.

Please refer to the Universal Registration Document for the fiscal year ended December 31, 2025, filed with the Autorité des Marchés Financiers on April 8, 2026, and the Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2026 for other risks and uncertainties affecting Inventiva, including those described under the heading “Risk Factors,” and in future filings with the SEC. Other risks and uncertainties that Inventiva is not currently aware of may also affect its forward-looking statements and may cause actual results and timing of events to differ materially from those anticipated. All information contained in this press release is current as of the date of this release. Except as required by law, Inventiva has no intention or obligation to update or revise the forward-looking statements mentioned above. Therefore, Inventiva accepts no responsibility for the consequences arising from the use of any of the above statements.

Attachment

  Inventiva - PR - Leadership Team Members - EN - 04 22 2026 (https://ml-eu.globenewswire.com/Resource/Download/0ec89858-360c-45db-bfef-864acd0d83a5)